UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11016057

PPROVAL
3235-0123
30, 2013
Estimated average burden hours per response . . . 12.00

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 5 2011 WASH. D.C. 200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - ~~52221~~

36105

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Seton Securities Group, Inc..

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 Union Avenue
(No. and Street)

Union Beach (City) NJ (State) 07730 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Krill (732) 739-9126
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 West Courtyard Drive, Ste 500 (Address) **Austin** (City) **Texas** (State) **78730** (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Krill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seton Securities Group, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

LESLIE A. MATTIA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 3-10-2012

Notary Public

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

SETON SECURITIES GROUP, INC.
(Wholly Owned Subsidiary of CHM Financial, Inc.)

Financial Statements and Supplemental Schedules
December 31, 2010

(With Independent Auditors' Report Thereon)

SETON SECURITIES GROUP, INC.
(A Wholly Owned Subsidiary of CHM Financial, Inc.)
Index to Financial Statements and Supplemental Schedules
December 31, 2010

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder's
Seton Securities Group, Inc.
(A Wholly Owned Subsidiary of CHM Financial, Inc.):

We have audited the accompanying statement of financial condition of Seton Securities Group, Inc. (A Wholly Owned Subsidiary of CHM Financial, Inc.) (Company) as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seton Securities Group, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 19, 2011

5918 West Courtyard Drive, Suite 500 Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · CHICAGO · DALLAS · HOUSTON
SAN FRANCISCO · SEATTLE · SPOKANE

SETON SECURITIES GROUP, INC.
(A Wholly Owned Subsidiary of CHM Financial, Inc.)
Statement of Financial Condition
December 31, 2010

ASSETS	
Cash	$ 3,013
Securities owned, at fair value	369,078
Receivable from broker dealers and clearing organizations	452,572
Related party receivables	469,422
Property and equipment, net of accumulated depreciation of $96,198	68,806
Prepaid expenses and other assets	36,408
TOTAL ASSETS	$ 1,399,299
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 319,016
Commission payable	143,318
Securities sold, not yet purchased, at fair value	52,080
Capital lease payable	1,610
TOTAL LIABILITIES	516,024
Stockholder's equity:	
Common stock, without par value, 100 shares issued and outstanding	2,256,735
Retained deficit	(1,373,460)
Total stockholder's equity	883,275
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,399,299

See notes to financial statements and independent auditors' report.

SETON SECURITIES GROUP, INC.
(A Wholly Owned Subsidiary of CHM Financial, Inc.)
Statement of Operations
For the Year Ended December31, 2010

REVENUES:	
Commissions	$ 261,685
Net dealer inventory and investment income	3,540,835
Interest income	20,014
Other income	1,483
Total revenues	3,824,017
EXPENSES:	
Commissions expense	1,983,721
Employee compensation and benefits	467,716
Clearing, execution fees, cost to carry	635,150
Communications	555,614
Travel and entertainment	128,642
Occupancy	68,026
Professional fees	77,037
Office expense and supplies	22,247
Regulatory fees	177,158
Depreciation and amortization	10,999
Interest expense	200
Other expenses	25,236
Total expenses	4,151,746
NET LOSS BEFORE INCOME TAXES	(327,729)
Income tax expense	-
NET LOSS	$ (327,729)

See notes to financial statements and independent auditors' report.

SETON SECURITIES GROUP, INC.
(A Wholly Owned Subsidiary of CHM Financial, Inc.)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2010

	Shares	Common Stock	Retained Deficit	Total Stockholder's Equity
Balances at December 31, 2009	100	$ 2,256,735	$ (1,045,731)	$ 1,211,004
Net loss	-	-	(327,729)	(327,729)
Balances at December 31, 2010	100	$ 2,256,735	$ (1,373,460)	$ 883,275

See notes to financial statements and independent auditors' report.

SETON SECURITIES GROUP, INC.
(A Wholly Owned Subsidiary of CHM Financial, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities:		
Net loss	$	(327,729)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Depreciation and amortization expense		10,999
Change in operating assets and liabilities:		
Securities owned, at fair value		84,987
Receivable from broker dealers		
and clearing organizations		590,138
Related party receivable		(207,090)
Prepaid expenses and other assets		(198)
Accounts payable and accrued expenses		128,217
Commmissions payable		(91,682)
Securities sold, not yet purchased, at fair value		(191,323)
Net cash used in operating activities		(3,681)
Cash flows from investing activities:		
Acquisition of property and equipment		(691)
Net cash used in investing activities		(691)
Cash flows from financing activities:		
Payments on capital lease		(2,018)
Net cash used in financing activities		(2,018)
Net decrease in cash		(6,390)
Cash at beginning of year		9,403
Cash at end of year	$	3,013
Supplemental Disclosures		
Cash paid for:		
Income taxes	$	-
Interest	$	200

See notes to financial statements and independent auditors' report.

SETON SECURITIES GROUP, INC.
(A Wholly Owned Subsidiary of CHM Financial, Inc.)
Notes to Financial Statements
December 31, 2010

Note 1 - Nature of Business

Seton Securities Group, Inc., a wholly owned subsidiary of CHM Financial, Inc., (the "Company") was incorporated in the State of New York in 1986 as Waxman Securities, Inc. During 2004 the Company changed its name to Seton Securities Group, Inc. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company conducts a general securities business by introducing transactions on a fully-disclosed basis to a clearing member broker dealer which carries all accounts and prepares and maintains all books and records pertaining thereto pursuant to SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker dealer. The Company also makes markets in numerous securities and trades for its own accounts.

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker dealer on a fully disclosed basis.

Company's clearing firm: Jefferies & Co.
Company's clearing firm: Pershing LLC

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Trading Profit

Trading profits include gains and losses on securities traded as well as adjustments to record securities positions at market value.

Property and equipment

The Company's policy is to capitalize all property and equipment with a useful life greater than one year. Leasehold improvements are amortized over the estimated useful lives and property and equipment are depreciated over the estimated useful lives of the assets using the straight-line method as follows:

Furniture and fixtures	7-10 years
Computer equipment	3-5 years
Leasehold improvements	4-30 years

Depreciation and amortization expense for the year ended December 31, 2010 was $10,999.

Accounting Changes and Recent Accounting Pronouncements

As of December 31, 2010, the Company adopted the following accounting standards, none of which had a material impact on the Company's financial position, results of operations or cash flows:

In January 2010, the Financial Accounting Standards Board ("FASB") issued an accounting standard update, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements. The Update would affect all entities that are required to make disclosures about recurring and nonrecurring fair value measurements. The Board concluded that users will benefit from improved disclosures in this Update and that the benefits of the increased transparency in financial reporting will outweigh the costs of complying with the new requirements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 31, 2010, and for interim periods within those fiscal years. The Company is currently evaluating the impact this update will have on the Company's financial statements.

Other recent accounting pronouncements issued by the FASB, the American Institute of Certified Public Accountants ("AICPA"), and the SEC did not or are not believed by management to have a material impact on the Company's financial statements.

Income Taxes

The results of operations for the Company are included in the consolidated federal income tax return of CHM Financial, Inc. The Company is allocating its share of CHM Financial, Inc.'s federal income tax accrual, or benefit, in accordance with an intercompany tax allocation policy which is based on a separate return method. Any resulting provision or benefit for income taxes realized is recorded as a payable or receivable from CHM Financial, Inc. Separate state tax returns are filed for the Company and CHM Financial, Inc.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset in which the Company is not able to determine on a more likely than not basis that the deferred tax asset will be realized.

Subsequent Events

The Company evaluates events that occur subsequent to the balance sheet date of periodic reports, but before financial statements are issued for periods ending on such balance sheet dates, for possible adjustment to such financial statements or other disclosure. This evaluation generally occurs through the date at which the Company's financial statements are electronically prepared for filing with FINRA. For the financial statements as of and for the period ending December 31, 2010, this date was February 19, 2011.

Note 3 - Securities Owned and Securities Sold, Not Yet Purchased

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price methodology). The Company uses a framework for measuring fair value that includes a hierarchy used to classify inputs used in measuring fair value. The hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels, which are either observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect an entity's view of market assumptions in the absence of observable market information. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The Company has implemented the measurement of fair value effective January 1, 2008.

Financial instruments are considered Level 1 when their values are determined using quoted prices in active markets for identical assets that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1, such as quoted prices for similar assets in active or inactive markets, inputs other than quoted prices that are observable for the asset, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation. The Company did not hold any Level 3 assets as of December 31, 2010.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy as reported on the consolidated statements of financial condition at December 31, 2010. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Securities Owned		Level 1	Level 2	Level 3	Total
State and Municipal obligations	$	—	29,455	—	29,455
Equity securities		339,623	—	—	339,623
Total	$	339,623	29,455	—	369,078

Securities Sold, Not Yet Purchased	Level 1	Level 2	Level 3	Total
Equity securities	$ 52,080	—	—	52,080
Total	$ 52,080	—	—	52,080

At December 31, 2010, securities owned and sold, not yet purchased consisted of the following:

	Owned	Sold, not yet purchased
State and Municipal Obligations	$ 29,455	$ —
Equity securities	339,623	52,080
	$ 369,078	$ 52,080

Note 4 - Property and Equipment

As of December 31, 2010, property and equipment consisted of the following:

Computer equipment	$ 59,335
Office furniture	19,394
Leasehold improvements	86,275
	165,004
Accumulated depreciation	(96,198)
Property and equipment, net	$ 68,806

Depreciation expense was $10,999 during 2010.

Note 5 - Clearing Deposit

The Company conducts substantially all business through its primary clearing firms Jefferies & Co. and Pershing, LLC, which settles all trades for the Company, on a fully disclosed basis, on behalf of its customers. Under its agreements with Jefferies & Co. and Pershing, LLC, the Company is required to maintain a clearing deposit of $100,000 at both clearing firms, which is included on the balance sheet as receivable from broker-dealers and clearing organizations.

Note 6 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, the Company had net capital of approximately $250,850 and net capital requirements of $188,048. The Company's ratio of aggregate indebtedness to net capital was 1.85 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 7- Lease Commitments

The Company rents premises from a related party for the office space in New Jersey on a month-to-month basis. The Company rents additional office space in Florida from unrelated party on a month-to-month basis. As of December 31, 2010, the Company paid $68,026 in rent expense.

Note 8 - Profit Sharing Plan

Effective January 1, 2004, the Company adopted the Seton Securities Group, Inc. 401 (k) Plan under section 401 (k) of the Internal Revenue Code of 1986, as amended. Under the Plan, all employees eligible to participate may elect to contribute up to the lesser of 12% of their salary or the maximum allowed under the Code. All employees who are at least age 21 are eligible. The company may elect to make contributions to the Plan at the discretion of the Board of Directors. Contributions of $77,196 were paid to the plan for the year ended December 31, 2010.

Note 9 - Related Party Transactions

The CEO of the Company is the managing member of the LLC that owns the building occupied by the Company. Currently, the Company does not have a lease, but paid $57,890 in rent during 2010 to the LLC. The Company has a receivable due from the LLC in the amount of $7,539 at December 31, 2010.

The Company's parent owes the Company $455,983 in advances at December 31, 2010, related to expenses paid on behalf of parent company. The Company has an additional receivable due from an affiliate in the amount of $5,900 at December 31, 2010.

Note 10 - Income taxes

The actual Federal income tax provision differs from the amount computed by applying the Federal corporate income tax rate of 34% in 2010 to income before taxes as follows:

Expected Federal tax benefit	$	(111,429)
State and local taxes		2,126
Non-deductible expenses		9,672
Change in valuation allowance		(99,631)
Income tax expense	$	-

The tax effects of temporary differences that give rise to the deferred tax assets at December 31, 2010 are as follows:

Deferred tax assets:		
Net operating loss carryforwards	$	(172,298)
Charitable contribution carryforwards		(6,482)
Depreciation on fixed assets		31,974
Total gross deferred tax assets		146,807
Valuation allowance		(146,807)
Net deferred tax assets	$	-

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon the lack of historical taxable income and projections for future income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of the future deductible differences. As such, the Company has recorded a 100% valuation allowance on its deferred tax assets at December 31, 2010. The Company had net operating loss carryforwards of approximately $506,760 which begin to expire 2026 if not utilized.

Note 11 - Commitment and Contingencies

Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operation, and liquidity.

Regulatory Action

During 2010, as a result of a regulatory review by FINRA, the company agreed to pay fines totaling $125,000. In addition, the Company agreed to make a restitution payment of an immaterial amount and to improve record keeping and order fulfillment procedures. The penalty amount is included in regulatory fees on the income statement. Remaining amounts payable totaling $93,750 are included in accounts payable and accrued expenses on the balance sheet.

During 2009, as a result of a regulatory review by FINRA, the company agreed to pay fines totaling $27,500. In addition, the Company agreed to make a restitution payment of an immaterial amount and to improve record keeping and order fulfillment procedures. The penalty amount is included in regulatory fees on the income statement in 2009. Remaining amounts payable totaling $2,663 are included in accounts payable and accrued expenses on the balance sheet as of December 31, 2010.

Clearing Agreements

Included in the Company's clearing agreements with its clearing broker dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker dealer to the extent of the net loss on any unsettled trades. At December 31, 2010, management of the Company had not been notified by the clearing broker dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Concentrations and Off Statement of Financial Condition Risk

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing organization. The clearing organization carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing organization may charge any losses it incurs to the Company.

The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing organization. Included in the Company's clearing agreement with its clearing organization is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing organization to the extent of the net loss on any unsettled trades. As of December 31, 2010, the Company had not been notified by the clearing organization, nor was the Company otherwise aware of any potential losses relating to this indemnification.

Concentrations and Off Statement of Financial Condition Risk (Continued)

The Company had $821,650 or approximately 59% of its total assets in securities owned and receivable due from or held by its clearing organization as of December 31, 2010. The Company also had $52,080 or approximately 10% of its total liabilities in securities sold, not yet purchased as of December 31, 2010.

The Company enters into transactions in various financial instruments, including securities sold, not yet purchased, for trading purposes. Securities sold, not yet purchased represent obligations of the Company to deliver the underlying securities sold. The Company's obligation to purchase the security may exceed the amount recognized in the consolidated statement of financial condition. The Company monitors its positions in securities sold, not yet purchased continuously to reduce the risk of potential losses due to changes in market value.

The Company deposits its cash with financial institutions. Periodically such balances exceed applicable FDIC insurance limits. For 2010, the limits were re-established at $250,000 until December 31, 2013 after which the limit will return to $100,000. At various times during 2010, the Company did not have cash and cash equivalent balances in excess of the then current federally insured limits.

SETON SECURITIES GROUP, INC.
(A Wholly Owned Subsidiary of CHM Financial, Inc.)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of Securities and Exchange Commission
As of December 31, 2010

SCHEDULE I

Total of stockholder's equity qualified for net capital		$ 883,275
Less:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		883,275
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses and other assets	36,408	
Related party receivables	469,422	
Property and equipment, net	68,806	
Petty cash	416	(575,052)
Net capital before haircuts on securities positions		308,223
Haircuts on securities		(52,426)
Undue concentration		(4,947)
Net capital		$ 250,850

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 319,016
Commissions payable	143,318
Capital lease payable	1,610
Total aggregate indebtedness	$ 463,944

SETON SECURITIES GROUP, INC.
(A Wholly Owned Subsidiary of CHM Financial, Inc.)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2010

SCHEDULE I (CONTINUED)

Minimum dollar net capital required (6-2/3% of total aggregate indebtedness)	$ 30,930
Minimum dollar net capital requirement of reporting broker or dealer	$ 188,048
Net capital requirement (greater of above two minimum requirement amounts)	$ 188,048
Net capital in excess of required minimum	$ 62,802
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollor net capital required	$ 25,192
Ratio: Aggregate indebtedness to net capital	1.85 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on January 17, 2011	$ 288,112
Audit adjustments:	
Net effect of audit adjustments on stockholder's equity	$ 37,262
Net capital per audit	$ 250,850

See accompanying notes to the financial statements.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

**INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL**

The Board of Directors of and Stockholder's
Seton Securities Group, Inc.
(A Wholly Owned Subsidiary of CHM Financial, Inc.):

In planning and performing our audit of the financial statements and supplemental schedules of Seton Securities Group, Inc. (A Wholly Owned Subsidiary of CHM Financial, Inc.) (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by rule 17a-13, or

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5918 West Courtyard Drive, Suite 500 Austin, TX 78730
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PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 19, 2011

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Agreed-Upon Procedures Report Regarding Form SIPC-7T

The Board of Directors of and Stockholder's
Seton Securities Group, Inc. (A Wholly Owned Subsidiary of CHM Financial, Inc.):

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Seton Securities Group, Inc. (A Wholly Owned Subsidiary of CHM Financial, Inc.) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Seton Securities Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Seton Securities Group, Inc.'s management is responsible for the Seton Securities Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts for the year ended December 31, 2010, as contained within the report on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7T and in the supporting schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T, on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 19, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ____________, 20___
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

036105 FINRA DEC
SETON SECURITIES GROUP INC 13*13
1400 UNION AVE
UNION BEACH NJ 07735-3430

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ 8,653.41
B. Less payment made with SIPC-6 filed (exclude interest)		(-)
______ Date Paid		
C. Less prior overpayment applied		(-)
D. Assessment balance due or (overpayment)		8,653.41
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		-
F. Total assessment balance and interest due (or overpayment carried forward)		$ 8,653.41
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 8653.41	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Seton Securities Grp. Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 22 day of Feb, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 2010 and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,824,017
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	245,049
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	245,049
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	586,218
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 21,483	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	21,483
Total deductions	607,701
2d. SIPC Net Operating Revenues	$ 3,461,365
2e. General Assessment @ .0025	$ 8,653.41

(to page 1, line 2.A.)